                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                   FORM 11-K



               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 2002


                                       OR


             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-13105



                              Title of the Plan -

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN



                Name and Address of the issuer of the Securities
                          Held Pursuant to the Plan -

                                Arch Coal, Inc.
                        One City Place Drive, Suite 300
                           St. Louis, Missouri 63141

                        FINANCIAL STATEMENTS AND EXHIBITS



Financial Statements and Schedule

      Independent Auditors' Report

      Statement of Net Assets Available for Plan Benefits

      Statement of Changes in Net Assets Available for Plan Benefits

      Notes to Financial Statements

      Schedule of Assets Held

Exhibits:

23       Consent of Rubin, Brown, Gornstein & Co. LLP, Independent Auditors

99.1 Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings executed by Steven F. Leer

99.2 Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings executed by Robert J. Messey

================================================================================



                                 ARCH COAL, INC.
                              EMPLOYEE THRIFT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2002



================================================================================

CONTENTS

                                                                                            PAGE

INDEPENDENT AUDITORS' REPORT....................................................................1


FINANCIAL STATEMENTS

    Statement Of Net Assets Available For Plan
        Benefits................................................................................2

    Statement Of Changes In Net Assets Available
        For Plan Benefits.......................................................................3

    Notes To Financial Statements...........................................................4 - 9


SUPPLEMENTARY INFORMATION

    Independent Auditors' Report On Supplementary
        Information............................................................................10

    Schedule Of Assets Held...............................................................11 - 12

                          INDEPENDENT AUDITORS' REPORT



To the Audit Committee
Arch Coal, Inc. Employee Thrift Plan
St. Louis, Missouri


We have audited the accompanying statement of net assets available for plan benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
June 17, 2003

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                               DECEMBER 31,
                                                                                 ----------------------------------------
                                                                                           2002                 2001
                                                                                 ----------------------------------------
ASSETS
   INVESTMENTS, AT FAIR VALUE (NOTE 3)
      Money market                                                                      $   1,564,190      $   1,543,086
      Mutual funds and common/collective fund                                             106,587,507        119,599,522
      Guaranteed investment account                                                        55,380,598         50,853,111
      Company stock                                                                        15,495,457         16,289,419
      Participant loans (Note 4)                                                            9,618,429          9,924,227
      Brokerage securities                                                                  7,787,352          8,809,499
-------------------------------------------------------------------------------------------------------------------------
         TOTAL INVESTMENTS                                                                196,433,533        207,018,864
-------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                  $ 196,433,533      $ 207,018,864
=========================================================================================================================

See the accompanying report letter and notes to financial statements.
                                                                          Page 2

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



                                                                                               FOR THE YEARS
                                                                                             ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                           2002                 2001
                                                                                 ------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME (LOSS) (NOTE 3)
      Dividends and interest                                                          $     5,314,719       $   5,501,477
      Net depreciation in fair value of investments                                       (26,599,478)        (21,381,000)
----------------------------------------------------------------------------------------------------------------------------
         NET INVESTMENT INCOME (LOSS)                                                     (21,284,759)        (15,879,523)
----------------------------------------------------------------------------------------------------------------------------

   CONTRIBUTIONS
      Salary deferral contributions                                                        13,252,073          12,433,338
      Employer contribution                                                                10,224,095           9,677,607
      Employee after-tax contribution                                                       1,301,353           1,413,284
      Rollover contribution                                                                   417,482             710,788
----------------------------------------------------------------------------------------------------------------------------
         TOTAL CONTRIBUTIONS                                                               25,195,003          24,235,017
----------------------------------------------------------------------------------------------------------------------------

         TOTAL ADDITIONS                                                                    3,910,244           8,355,494


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid directly to participants                                                  14,495,575          17,362,250
----------------------------------------------------------------------------------------------------------------------------

         NET DECREASE                                                                     (10,585,331)         (9,006,756)

NET ASSETS AVAILABLE FOR PLAN BENEFITS -
   BEGINNING OF YEAR                                                                      207,018,864         216,025,620
----------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS -
   END OF YEAR                                                                        $   196,433,533       $ 207,018,864
============================================================================================================================


See the accompanying report letter and notes to financial statements.
                                                                          Page 3

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF THE PLAN

         The Arch Coal, Inc. Employee Thrift Plan was established by Arch Coal, Inc. (Company) for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

         The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         Certain provisions of the Plan as described below do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

         GENERAL

         The Plan, which has been adopted by Arch Coal, Inc. is a defined contribution profit sharing plan which includes a 401(k) provision. The Plan covers all full-time salaried employees, all full-time nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         Participants may elect to defer between 1 percent and 50 percent of compensation, depending upon the location of the employee. Highly compensated employees may contribute up to 16%, with the exception of those employed at Mingo Logan who may contribute 17%. The percentage of employer match or nondiscretionary contribution also depends upon the location.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, the employer's matching contribution, if applicable, or employer non-discretionary contribution, if applicable, and an allocation of Plan earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

         VESTING

         Participants are fully vested in their contributions plus actual earnings. All eligible employees of the Company at December 31, 1997 became fully vested in the Plan. Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings upon the completion of three full and consecutive years of service.

         All participants become fully vested upon death while employed, total disability, or normal retirement age, regardless of the number of months of participation.

         PARTICIPANT LOANS

         Active participants, with some exceptions, may borrow from their fund accounts a minimum of $500 or up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal on the day the loan is processed. Principal and interest is paid ratably through payroll deductions.

         PAYMENT OF BENEFITS

         Upon death, termination of service, or attainment of age 70-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a single annuity, a joint and survivorship annuity with various survivor options or a series of installment payments.

         FORFEITED ACCOUNTS

         Forfeited amounts of employer contributions are used to offset future Company matching contributions of the Plan. At December 31, 2002 and 2001, forfeited amounts available to reduce future Company contributions were $273,997 and $185,074, respectively.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

         Investment income is recorded as earned on the accrual basis.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


3.       INVESTMENTS

         The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President - Human Resources as the Plan Administrator. Fleet Bank is the trustee for the Plan and Putnam Fiduciary Trust Company is the Plan recordkeeper.

         Investments at fair value as of December 31, 2002 and 2001 consist of the following:

                                                                                  DECEMBER 31,
                                                                      -------------------------------------
                                                                            2002                 2001
                                                                      -------------------------------------
PUTNAM MONEY MARKET FUND                                              $    1,564,190       $    1,543,086
-----------------------------------------------------------------------------------------------------------

MUTUAL FUNDS AND COMMON COLLECTIVE FUND
    American Century Income and Growth Fund                               23,606,930*          28,146,653*
    Barclay's Lifepath 2010                                                  599,395              160,372
    Barclay's Lifepath 2020                                                  554,161              488,589
    Barclay's Lifepath 2030                                                  223,176              130,407
    Barclay's Lifepath 2040                                                  238,111              201,744
    Dodge & Cox Balanced Fund                                             12,219,588*                  --
    Franklin Templeton Balance Sheet Fund                                 10,406,097            9,063,457
    Investment Company of America                                             67,188                   --
    PIMCO Total Return Fund                                               13,867,234*          10,070,589
    Putnam Balanced Fund                                                      63,475           14,858,769*
    Putnam Growth Opportunities Fund                                      14,182,019*          19,755,092*
    Putnam International Growth Fund                                       7,833,417            9,152,343
    Putnam OTC Emerging Growth Fund                                        1,304,682            1,589,311
    Putnam S&P 500 Index                                                  16,023,021*          18,990,294*
    Putnam Vista Fund                                                      5,399,013            6,991,902
-----------------------------------------------------------------------------------------------------------
          TOTAL MUTUAL FUNDS AND
             COMMON/COLLECTIVE FUND                                      106,587,507          119,599,522
-----------------------------------------------------------------------------------------------------------

ARCH COAL, INC. COMMON STOCK                                              15,495,457*          16,289,419
-----------------------------------------------------------------------------------------------------------

PUTNAM DIRECT PERSONAL CHOICE RETIREMENT
    ACCOUNT                                                                7,787,352            8,809,499
-----------------------------------------------------------------------------------------------------------

PRIMCO STABLE VALUE FUND                                                  55,380,598*          50,853,111*
-----------------------------------------------------------------------------------------------------------

PARTICIPANT LOANS                                                          9,618,429            9,924,227
-----------------------------------------------------------------------------------------------------------

                                                                      $  196,433,533       $  207,018,864
===========================================================================================================

*Investment represents 5 percent or more of net assets at the beginning of the respective Plan year.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


         CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:

                                                                      FOR THE YEAR
                                                                   ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                                  2002               2001
                                                         ---------------------------------------
Investment Income (Loss):
   Dividends and interest                                   $     5,314,719    $     5,501,477
   Net depreciation in fair value of investments                (26,599,478)       (21,381,000)
------------------------------------------------------------------------------------------------

Net Investment Income (Loss)                                $   (21,284,759)   $   (15,879,523)
================================================================================================

         Interest income on the Primco Stable Value Fund is calculated and credited daily based on the aggregate contract yield of the underlying investments. The investment contracts included in this fund had an average yield of 4.51% and 5.52% for the years ended December 31, 2002 and 2001, respectively. The average crediting interest rate was 5.52% and 5.87% at December 31, 2002 and 2001, respectively. The fair value of the investment contract was $55,380,598 and $50,853,111 at December 31, 2002 and 2001, respectively.


4.       PARTICIPANTS LOANS

         Notes receivable are secured by participants' vested balances. The notes are due in bi-weekly payments including principal and interest at varying rates reflective of the prime rate as of the time of issue. The final installments are due at various dates.


5.       PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


6.       TAX STATUS

         The Plan obtained its latest determination letter on September 26, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended during 2002 to incorporate language required by the passing of certain laws, commonly referred to as "EGTRRA." The Plan Administrator and the Plan's tax counsel believe the Plan is correctly designed and operated with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust tax exempt.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION


Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary data required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Rubin, Brown, Gornstein & Co. LLP

June 17, 2003

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                           E.I.N. 43-0921172 PLAN 006
                             SCHEDULE OF ASSETS HELD
                                DECEMBER 31, 2002



                                                                                                          CURRENT
IDENTITY OF ISSUER                         DESCRIPTION OF INVESTMENT                                        VALUE
------------------------------------------------------------------------------------------------------------------
MONEY MARKET
     Putnam Investments                    Putnam Money Market Fund                                $    1,564,190
                                                                                                 -----------------




MUTUAL FUNDS AND COMMON/COLLECTIVE FUND
     American Fund Corporation             American Century Income and Growth Fund                     23,606,930
     American Fund Corporation             Investment Company of America                                   67,188
     Barclay Global Investors              Barclay's Lifepath 2010                                        599,395
     Barclay Global Investors              Barclay's Lifepath 2020                                        554,161
     Barclay Global Investors              Barclay's Lifepath 2030                                        223,176
     Barclay Global Investors              Barclay's Lifepath 2040                                        238,111
     Dodge & Cox Funds                     Dodge & Cox Balanced Fund                                   12,219,588
     Franklin Investments                  Franklin Templeton Balance Sheet Fund                       10,406,097
     PIMCO Investments                     PIMCO Total Return Fund                                     13,867,234
     Putnam Investments                    Putnam Balanced Fund                                            63,475
     Putnam Investments                    Putnam Growth Opportunities Fund                            14,182,019
     Putnam Investments                    Putnam OTC Emerging Growth Fund                              1,304,682
     Putnam Investments                    Putnam International Growth Fund                             7,833,417
     Putnam Investments                    Putnam S&P 500 Index                                        16,023,021
     Putnam Investments                    Putnam Vista Fund                                            5,399,013
                                                                                                 -----------------
           TOTAL MUTUAL FUNDS AND COMMON/COLLECTIVE FUND                                              106,587,507
                                                                                                 -----------------

COMMON STOCK
     Arch Coal, Inc.                       Common stock                                                15,495,457
                                                                                                 -----------------


PARTICIPANT DIRECTED BROKERAGE ACCOUNTS
     Putnam                                Putnam Direct Personal Choice
                                              Retirement Account (Participants
                                              Directed Brokerage Accounts)                              7,787,352
                                                                                                 -----------------


BALANCE CARRIED FORWARD                                                                               131,434,506
                                                                                                 -----------------



The above information is a required disclosure for IRS Form 5500, Schedule H,
Part IV, line 4i.

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                           E.I.N. 43-0921172 PLAN 006
                             SCHEDULE OF ASSETS HELD
                                DECEMBER 31, 2002


                                                                 DESCRIPTION OF                              CURRENT
IDENTITY OF ISSUER                                               INVESTMENT                                    VALUE
------------------------------------------------------------------------------------------------------------------------
BALANCE BROUGHT FORWARD                                                                                $ 131,434,506
                                                                                                 -----------------------

GUARANTEED INVESTMENT ACCOUNT -
  PRIMCO STABLE VALUE FUND
     Allstate Life Insurance Company                             Synthetic GIC                             4,618,294
     Allstate Life Insurance Company Wrapper                     Synthetic GIC                            (2,651,401)
     Bank of America NT & SA                                     103-121E                                 11,196,578
     Bank of America NT & SA Wrapper                             103-121E                                   (173,944)
     ING Life Insurance & Annuity Company                        103-121E                                  4,534,176
     ING Life Insurance & Annuity Company Wrapper                103-121E                                    (27,051)
     John Hancock Life Insurance                                 PSA                                       3,477,562
     John Hancock Life Insurance Wrapper                         PSA                                        (282,581)
     JP Morgan Chase Bank                                        103-121E                                  8,332,045
     JP Morgan Chase Bank Wrapper                                103-121E                                   (440,505)
     Monumental Life Insurance Company                           Synthetic GIC                             2,521,723
     Monumental Life Insurance Company Wrapper                   Synthetic GIC                              (168,153)
     Monumental Life Insurance Company                           103-121E                                  8,491,357
     Monumental Life Insurance Company Wrapper                   103-121E                                   (302,628)
     State Street Bank & Trust                                   Synthetic GIC                             2,433,659
     State Street Bank & Trust Wrapper                           Synthetic GIC                              (265,277)
     State Street Bank & Trust                                   103-121E                                  1,710,384
     State Street Bank & Trust Wrapper                           103-121E                                   (108,816)
     UBS AG                                                      Synthetic GIC                             7,034,163
     UBS AG Wrapper                                              Synthetic GIC                            (1,646,789)
     Boston Company                                              Common/Collective Trust                   4,279,494
     Bus Men's Assur-MBIA Insd                                   GIC                                       1,512,771
     Security Life of Denver                                     GIC                                       1,305,537
                                                                                                 -----------------------
           TOTAL GUARANTEED INVESTMENT ACCOUNT                                                            55,380,598
                                                                                                 -----------------------

PARTICIPANT LOANS                                                Notes Receivable                          9,618,429
                                                                                                 -----------------------

                                                                                                       $ 196,433,533
                                                                                                 =======================

                                 SIGNATURE PAGE



Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                                         ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Date: June 20, 2003                      By:    /s/ Sheila Feldman
                                              ----------------------------------
                                                Sheila Feldman
                                                Plan Administrator

                                INDEX TO EXHIBITS


Exhibit 23        Consent of Rubin, Brown, Gornstein & Co. LLP, Independent
                  Auditors

Exhibit 99.1 Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings executed by Steven F. Leer

Exhibit 99.2 Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings executed by Robert J. Messey



                                                                         Page 14